UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2020

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to report that effective as of November 16, 2020, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), Mr. Yi MA was appointed as Chief Strategy Officer of the Company.

Mr. Yi MA, aged 57, is the current Chairman and Vice General Manager of Hollysys Group, a subsidiary of the Company. From 2010 to 2019, he was the General Manager of Chengdu Beyond Capital Management Co., Ltd. From 2007 to 2010, he was the General Manager of Sichuan Lomon Land Investment Company. From 1997 to 2007, Mr. Ma worked in Sichuan Province Economic and Trade Commission, the predecessor of Sichuan Province Economic and Information Department as Deputy Director and Director subsequently. From 1983 to 1997, he worked in China Aerodynamic Research and Development Center as an engineer and subsequently as Deputy Director of research department.

Mr. Ma received his Master degree in management from Sichuan University and Bachelor degree in engineering from National University of Defense Technology.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung Chief Executive Officer

Date: November 18, 2020